news release

April 23, 2015

Radius Gold Obtains Shareholder Approval of Proposed Change of Business

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that at the annual and special meeting of the Company held today, the shareholders voted in favour of all matters brought before the meeting including the proposed change of business of the Company from a Tier 2 Mining Issuer to a Tier 1 Investment Issuer (the “Proposed COB”) on the TSX Venture Exchange (“TSXV”).

There have been no changes in the management or Board of Directors of the Company as a result of the Proposed COB.  Further information regarding the Proposed COB is contained in the Company’s management information circular dated March 20, 2015 which is available for viewing on SEDAR at www.sedar.com.

Completion of the Proposed COB is subject to a number of conditions, including TSXV final acceptance.  There can be no assurance that the Proposed COB will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular, any information released or received with respect to the Proposed COB may not be accurate or complete and should not be relied upon.  Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the Proposed COB and has neither approved nor disapproved the contents of this news release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway

President and CEO

Symbols: TSXV-RDU

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

 Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Proposed COB.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, obtaining the approval of the Proposed COB by the TSX Venture Exchange; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration, development or investment goals; risks associated with investments in companies conducting such activities, the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding whether the approval of the Proposed COB by the TSX Venture Exchange will be obtained; that the Company will identify and acquire suitable investments for the Company; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.